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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[   ]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934


                                       OR

[ X ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from 01/01/99 to 03/31/99
                                             --------    --------
                       Commission file number ____________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 American Eagle Outfitters, Inc. Stock Fund of the American Eagle Outfitters, Inc. Retirement Fund
                 150 Thorn Hill Drive, Warrendale, PA 15086-7528

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         American Eagle Outfitters, Inc.
                              150 Thorn Hill Drive
                            Warrendale, PA 15086-7528

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                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                              Financial Statements


--------------------------------------------------------------------------------

                      March 31, 1999 and December 31, 1998
--------------------------------------------------------------------------------


                                TABLE OF CONTENTS

                                                                              Page
Financial Statements

     Independent Auditors' Report                                              3

     Statement of Net Assets Available for Plan Benefits                       4

     Statements of Changes in Net Assets Available for Plan Benefits           5

     Notes to the Financial Statements                                       6-10

Signature                                                                     11

Exhibit

    Consent of Independent Auditors                                           12

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                          Independent Auditors' Report



To the Plan Administrator of the
  American Eagle Outfitters, Inc. Retirement Plan
Warrendale, Pennsylvania



         We have audited the accompanying statement of net assets available for plan benefits of the American Eagle Outfitters, Inc. Retirement Plan as of December 31,1998, and the related statements of changes in net assets available for plan benefits for the three month period ended March 31, 1999 and the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note 5, effective as of March 31, 1999, the net assets of the Plan were transferred to a new multiple employer plan. Accordingly, there are no net assets at March 31, 1999.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Eagle Outfitters, Inc. Retirement Plan as of December 31, 1998, and the changes in net assets available for plan benefits for the three month period ended March 31, 1999 and the year ended December 31, 1998 in conformity with generally accepted accounting principles.



Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
September 15, 1999

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
                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

               Statement of Net Assets Available for Plan Benefits


--------------------------------------------------------------------------------

                                                               December 31, 1998
--------------------------------------------------------------------------------
Investments - Note 3                                                 $13,180,629

Cash                                                                          63

Contributions Receivable

    Employer                                                           2,001,189
    Employee                                                                  --

Net Assets Available for Plan Benefits                               $15,181,881
                                                                     ===========

   The accompanying notes are an integral part of these financial statements.

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
                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

---------------------------------------------------------------------------------------
                                                (Three Months)           (Year)
---------------------------------------------------------------------------------------
For the Periods Ended                           March 31, 1999      December 31, 1998
Additions
   Investment income
       Net appreciation in fair value of
         investments - Note 3                    $    611,203           $5,327,922
       Interest and dividends                          41,340              186,674
   Contributions
       Employer                                       170,531            2,441,659
       Employee                                       435,406            1,010,317
                                                 ------------          -----------

            Total Additions                         1,258,480            8,966,572

Deduction
   Distributions of benefits to participants          142,992              408,180

   Net assets transferred to new multiple
     employer plan - Note 5                        16,297,369                  -0-
                                                 ------------          -----------

            Total Deductions                       16,440,361              408,180
                                                 ------------          -----------

Net Increase (Decrease) in Net Assets
  Available for Plan Benefits                     (15,181,881)           8,558,392

Net Assets Available for Plan Benefits

   Beginning of period                             15,181,881            6,623,489
                                                 ------------          -----------

   End of period                                 $        -0-          $15,181,881
                                                 ============          ===========

   The accompanying notes are an integral part of these financial statements.

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                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                        Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

          The accompanying financial statements have been prepared on the accrual basis of accounting.

   INVESTMENTS

          The Plan's investments are stated at fair value, based on quoted market prices.

   ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions. These estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 2 - DESCRIPTION OF PLAN

         The following description of the American Eagle Outfitters, Inc. Retirement Plan, as restated effective January 1, 1994, provides only general information. Participants should refer to the plan agreement for more complete information.

   EMPLOYER

          The Plan's employer is American Eagle Outfitters, Inc. and its subsidiaries (the "Company").

   GENERAL

          The Plan is a defined contribution plan covering all employees of American Eagle Outfitters, Inc. and its subsidiaries who have completed one year of service, attained the age of 20 1/2 and are not eligible under any other tax qualified retirement plans to which the employer contributes. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

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                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                  Notes to the Financial Statements (Continued)

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

   CONTRIBUTIONS

         The Plan provides for a 401(k) contribution. Under this provision, participants may contribute up to 15 percent of their annual compensation to the Plan as basic contributions. The employer matches the employee's contributions up to 3 percent. However, only salary reductions attributable to the first $50,000 of compensation are considered for the match.

         The Company can also make discretionary contributions to the Plan in amounts determined by the Board of Directors. The amount of the contribution is limited to a percentage of total compensation paid during the year to all eligible participants.

         The Company did not make a discretionary profit sharing contribution for the three month period ended March 31, 1999. The Company made a discretionary profit sharing contribution of $2,000,000 to the plan for the year ended December 31, 1998. In addition, the Company made 401(k) matching contributions of $170,531 for the three month period ended March 31, 1999 and $441,659 for the year ended December 31, 1998.

   PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contribution and the earnings associated with the participant's account. Forfeitures of terminated participant's non-vested accounts reduce the maximum amount that can be contributed by the Company. Allocation of the employer's discretionary contribution is based on participant earnings, as defined in the plan. In addition, participants are required to direct the investment of their account among the available investment funds.

   VESTING

         Each participant is 100 percent vested in his or her contributions and associated earnings at all times. The employer's contributions and associated earnings become 100% vested after the participant completes five years of service.

   PAYMENT OF BENEFITS

         On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semiannual or annual cash installments.

         Upon termination of service due to other reasons, a participant may receive a lump-sum amount equal to the value of his or her vested account balance.

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                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                  Notes to the Financial Statements (Continued)

NOTE 3 - INVESTMENTS

         The participants are eligible to direct the investment of their account balance among various investment funds. One of the fund options is a fund that invests in the stock of the plan sponsor, American Eagle Outfitters, Inc. The following table presents the cost and fair values of investments at December 31, 1998.

                                                             1998
                                                             ----
                                                                        Fair
                                                    Cost               Value
                                                    ----               -----
INVESTMENT FUNDS
    Putnam Funds
         Global                                 $      (987)       $      (987)

    Massachusetts Financial Services
         Fixed Funds                              1,271,612          1,271,612
         Total Return                             1,618,835          1,533,766
         Investors Growth                         2,620,060          3,109,219
    American New Perspective                      1,557,157          1,779,516
    PIMCO Total Return                              487,634            464,503
    American Eagle Outfitters, Inc.
      Stock Fund                                  4,214,022          5,023,000
                                                -----------        -----------

                                                $11,768,333        $13,180,629
                                                ===========        ===========

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                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                  Notes to the Financial Statements (Continued)

NOTE 3 - INVESTMENTS (CONTINUED)

         During the three month period ended March 31, 1999 and the year ended December 31, 1998, the Plan's investments (including investments bought, sold and held during the period) appreciated (depreciated) in value as shown:

                                             For the Three         For the Year
                                           Month Period Ended         Ended
                                             March 31, 1999      December 31, 1998
                                             --------------      -----------------
INVESTMENT FUNDS
  National City Corporation Funds
         Fixed Income                            $     --           $   12,352
         Balanced                                      --               21,887
  Putnam Funds
         Investors Growth                              --              155,819
         Global                                        --               77,850
         Managed Income                                --              (20,145)
  Massachusetts Financial Services
         Total Return                             (21,499)              84,363
         Investors Growth                         144,522              683,759
  American New Perspective                        107,414              337,172
  PIMCO Total Return                               (7,914)              (6,566)
  American Eagle Outfitters, Inc.
    Stock Fund                                    388,680            3,981,431
                                                 --------           ----------
                                                 $611,203           $5,327,922
                                                 ========           ==========

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                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                  Notes to the Financial Statements (Continued)

NOTE 4 - INTERNAL REVENUE SERVICE STATUS

         The Plan has received a determination letter from the Internal Revenue Service stating that the Plan, as amended in 1994, meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax under Section 501(a) of the code.

NOTE 5 - PLAN MERGER

         As of the close of business on March 31, 1999, the American Eagle Outfitters, Inc. Retirement Plan was merged into an existing multiple employer plan. The merger has no effect on the rights of the current plan participants or the obligations of the Company under the plan. The participants' accounts will continue to be maintained as they are under the current plan, including the available investment options. As a result of this merger, the American Eagle Outfitters, Inc. Retirement Plan is to be terminated. A summary of the net assets transferred are as follows:

          Investments, at fair value                                 $16,253,998
          Cash                                                                63

          Contribution Receivables
          Employer                                                         6,987
          Employee                                                        36,321
                                                                     -----------
                                                                     $16,297,369
                                                                     ===========

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The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                            American Eagle Outfitters, Inc.
                                                   Retirement Plan
                                                By:



October 12, 1999                                    Dale E. Clifton
                                            Vice President and Controller of
                                            American Eagle Outfitters, Inc.,
                                                     Administrator

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